Exhibit 99.2

SSYS 2015 Guidance and Q4 2014 Pre-Announcement Conference Call Script

OPERATOR

Good morning ladies and gentlemen.  Welcome to today’s conference call to discuss Stratasys’ preliminary fiscal 2014 financial results, 2015 guidance and new investments in growth.

My name is Benny, and I’m your operator for today’s call.

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

Shane Glenn

Thanks, Benny.  Good morning everyone.  Thank you for joining us today to discuss the announcement we made yesterday regarding Stratasys’ preliminary fiscal 2014 financial results, our 2015 guidance, and our new investments in growth.

Please note that the Company will not be discussing fourth quarter results beyond what we announced in our press release yesterday and reiterated on today’s call.  Further, please understand that the fourth quarter and fiscal 2014 results discussed today are preliminary, as they are subject to adjustments in connection with our further review and audit. Accordingly, I want to remind everyone to join our regularly scheduled earnings conference call on March 2nd, 2015 at 8:30 a.m. (ET) for a more detailed discussion of our fourth quarter and fiscal year 2014 financial results.

On the call with us today are David Reis, CEO of Stratasys and Erez Simha, COO and CFO for Stratasys. Following the prepared remarks we will open the call for questions.

A replay of today’s call will also be available and can be accessed through the investor section of our website later today.

We will begin with our Forward Looking Statement.

I would like to remind you that the statements made on today’s call, and in the press release dated February 2, 2015, under the captions “2015 Guidance” and “Preliminary 2014 Financial Results” with respect to expected future and preliminary financial results, as well as its plans to increase investment and the expectations arising from such increase, as well as other statements regarding expected future events or results, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “goal,” “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the company’s 2014 preliminary results are unaudited results based on current expectations and are subject to quarter-end closing adjustments; inherent risk relating to the company’s ability to efficiently and successfully integrate the operations of MakerBot, Solid Concepts, Harvest Technologies and GrabCAD after their acquisitions and to successfully put in place and execute an effective post-merger integration plans; inherent risks relating to the Company’s ability to implement effectively its investment plan and to achieve the goals of the investment plan; the overall global economic environment; the impact of competition and new technologies; general market, political and economic conditions in the countries in which the company operates; projected capital expenditures and liquidity; changes in the company’s strategy; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in the company’s annual report on Form 20-F for the year ended December 31, 2013 filed with the U.S. Securities and Exchange Commission (the “SEC”), in the “Risk Factors” attached as Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K furnished by the company to the SEC on the date hereof, and in other reports that the company has furnished to, or filed with the SEC, as well as the risks disclosed in our press release of February 2, 2015. Readers are urged to carefully review and consider the various disclosures made in the company’s SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, our focus on today’s call will be on non-GAAP financial results. These non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. We also note that we are not providing any pro forma financial results for acquisitions. Reconciliations from our GAAP results to non-GAAP results can be found in our press release from February 2, 2015, which is posted on our website at www.stratasys.com under “Investor Relations”

Now I would like to turn the call over to our CEO, David Reis. David?

David Reis

Thanks, Shane and good morning everyone.  Thank you for joining today’s call.  Yesterday, Stratasys announced fiscal year 2014 revenue and net income that is expected to fall short of our previous guidance.  We also announced our 2015 guidance as we enter a new phase of increased investment in our business to foster growth and capitalize on future long-term market opportunities.

As a leader in 3D printing, Stratasys’ prospects for 2015 and beyond are strong.  We intend to build on our strong track record of execution and integration following the Stratasys-Objet merger and continue to see additive manufacturing being used to transform manufacturing processes across a wide range of sectors, augmenting our leading position in prototyping applications.

As we grow, and the market for our products grows, now is the time for Stratasys to increase our investment in long-term innovation and development, as well as in our global sales and marketing infrastructure, which is why we’re unveiling a new investment plan to help us secure significant future long-term market opportunities.  Under the new investment plan, we expect to increase operating expenditures in 2015 and subsequent years, with anticipated increased expenditures in sales and marketing, product development and infrastructure.

I will return later in the call to provide you with more detail on the new investment plan, but first I would like to turn the call over to Shane Glenn, our VP of Investor Relations, who will provide you detail on preliminary fiscal 2014 financial results and 2015 guidance. Shane?

Shane Glenn

Thank you, David, and good morning, everyone.

As David mentioned, our fiscal year 2014 revenue and net income is expected to fall short of our previous guidance.  We expect to report fiscal year 2014 revenue in the range of $748 to $750 million, representing total growth of approximately 54%, this includes organic revenue growth of 31% compared to fiscal 2013, and non-GAAP net income in the range of $102 to $105 million or $1.97 to $2.03 per diluted share.  A GAAP net loss is expected to be in the range of $129 to $116 million, or ($2.59) to ($2.32) per share. Our core business, excluding MakerBot and our newly acquired service bureaus, performed impressively in the fourth quarter, generating 33% growth over the same period last year.

This past December we updated the goodwill impairment analysis of our MakerBot reporting unit and as a result, we expect to recognize a non-cash, non-tax-deductible goodwill impairment charge of approximately $100 to $110 million in the fourth quarter, which we don’t expect to affect our ongoing business or future financial performance. These are preliminary and unaudited results based on current expectations and are subject to quarter-end closing adjustments. Actual results may differ.

Stratasys projects preliminary fourth quarter total revenue growth of approximately 38% over the same period last year, which includes organic revenue growth of 25%, and core revenue growth, excluding MakerBot and our newly acquired service bureaus, of 29%. However, our fourth quarter results were impacted by slower growth of MakerBot product and services revenue during the period.  MakerBot revenue is estimated to have grown by 7% in the fourth quarter over the prior year, and is estimated to represent approximately 12% of preliminary total Stratasys revenue for the fourth quarter.

There were two key challenges affecting MakerBot performance in the quarter.

The first relates to the introduction of a new product platform.  As many of you know, over the past year MakerBot has invested significantly in the introduction of its 5th Generation Replicator 3D printers and 3D printing ecosystem.

In particular, the Company experienced reliability issues related mainly to the extruder component on the MakerBot 5th Generation Replicator platform that contributed to higher warranty costs.  We have communicated openly about these challenges and have made significant hardware and software improvements to the product line to address these issues.

The second issue in the quarter relates to our rapidly evolving distribution model.  In the latter part of 2014, MakerBot engaged national partners in the United States, including Staples, Home Depot, Sam’s Club and Dell, to reach new audiences through increased exposure for this new product category.  We are confident in our evolving distribution model, but given the nature and scope of these new partnerships, in comparison with MakerBot’s traditional distribution model, predictable sales patterns and reorder rates have yet to be established.  As MakerBot transitions into a full-scale business, we expect to see a continued evolution of, and investment in, its business, including its product development, sales and marketing and organizational structure.

Ultimately, we are excited about our opportunity to build upon MakerBot’s leading position in the new product category of desktop 3D printing, and we will continue to invest to provide MakerBot with the ability to further scale and build superior product platforms positioned for long-term growth as the adoption of 3D printing expands.  MakerBot has experienced rapid growth since inception, with sales expanding by over 600% from 2012 to 2014, and to date, has sold over 80,000 units, and maintains significant brand leadership.  The focus for 2015 in the desktop 3D printing category will be to continue our aggressive investment program designed to accelerate product development, build infrastructure and maintain and expand brand leadership in lieu of near-term profitability. As market adoption continues to evolve and to the extent MakerBot continues to establish and expand sales channels, we expect MakerBot growth rates to ramp up to or in excess of overall company averages by 2016.

We are also observing strong demand for our design and manufacturing enterprise solutions and expect growth in 2015 at a rate of more than 25% for these higher-end solutions. There are an increasing number of customer implementations of these systems in manufacturing-related applications where, after their qualification, the adoption of our solutions is expected to increase significantly. These implementations typically require a broad range of solutions, including systems, materials and manufacturing services. An additional opportunity for expansion of our customer base for manufacturing related applications, is our newly initiated professional services, where we identify applications and educate our customers on best practices for additive manufacturing workflows.

Turning to 2015, we estimate total revenue in the range of $940 to $960 million, representing growth of approximately 25% to 28% compared to preliminary fiscal 2014, with non-GAAP net income projected in the range of $109 to $118 million or $2.07 to $2.24 per diluted share.  Projected Non-GAAP net income is expected to be derived disproportionately from the second half of fiscal 2015, driven by the projected timing of revenue and operating expenses.  We project a GAAP net loss for fiscal 2015 in the range of $23 to $10 million, or ($0.45) to ($0.20) per share.

As a result of the Company’s new investment plan to position the Company for future growth through strategic investment, which David will discuss in greater detail in a moment, Stratasys expects annual operating expenditures to be in the range of 46% to 47% of anticipated revenues.  We also expect to incur capital expenditures in the range of $160 to $200 million in 2015. The Company also expects an effective tax rate of 5% to 10%.

Finally, I want to reiterate the following goals for the Company’s long term operating model. We aim to achieve:

•                  Annual organic revenue growth of at least 25%

•                  Non-GAAP operating income as a percentage of sales of 18-23%

•                  Non-GAAP effective tax rate of 10-15%

•                  Non-GAAP net income as a percentage of sales of 16-21%

And with that, I will turn it over to David to discuss the specifics of the investment plan.  David?

David Reis

Thank you, Shane. We believe that Additive Manufacturing is poised to enter a new phase of increased adoption by manufacturers in a broad range of industries, including global manufacturing enterprises, by disrupting traditional design and manufacturing processes.  Following extensive review of the evolving marketplace and opportunity, the management and the Board of the Company have decided to implement an investment plan intended to enable us to offer a broader range of products and solutions with increased global and industry-specific coverage, especially within areas related to manufacturing, and create stronger customer relationships.  The plan is also designed to implement broad product development and infrastructure which would support annual revenues of $3 billion in 2020.

We have four specific areas of focus for our new investment plan.

The first is industry focus.  This area entails accelerated efforts around vertical applications and solutions focused on areas of business that we have identified as having high potential in the AM field, such as aerospace and automotive, healthcare and education.

Second is services.  Our plan focuses on the expansion of our newly branded Stratasys Direct Manufacturing (SDM) services (following the integration of Redeye, Solid Concepts and Harvest Technologies) to provide our customers with a broader range of AM technologies and solutions coupled with our in-depth process-specific expertise.  We also want to expand our SDM platform into additional geographies and expand our professional services offering to allow customers to benefit from the company’s knowledge base and expertise related to AM and its implementation for design and manufacturing applications.

Our third area of focus is our products.  I have said before that we have quite a lot of innovation in our pocket, and we are increasingly focused on long-term innovation and development projects based on proprietary technology platforms.  This includes acceleration of the on-going development of platforms in collaboration with industry-leading manufacturing enterprises.  The plan also includes accelerated product introductions, such as new systems and additional proprietary materials. Demonstrating our commitment to going beyond simply providing the market with the best hardware and materials solutions, we are also developing a leading 3D printing ecosystem.  To advance this strategy, we are focused on software development to drive collaboration and accessibility, thereby enhancing the ease-of-use with respect to the 3D printing process.

A fourth area of focus is our sales and marketing infrastructure.  We want to develop enhanced channel programs designed to increase capacity, productivity and coverage and to expand our account management efforts to further serve our customers.  We are also committed to enhanced brand recognition.

Additionally, Stratasys will continue to build the appropriate infrastructure and scale in order to meet the company’s long-term growth opportunity, including in IT and executive management bandwidth and depth.

In summary, we believe our plan will enable us to put greater focus on long-term manufacturing-related opportunities and position the Company to capitalize on future growth opportunities and solidify our leading position in additive manufacturing and 3D printing for years to come.

And with that, I’d like to ask the operator to please open the call for questions.

Q&A Section

David Reis

Thank you for joining our call today. We look forward to speaking with you on our regularly scheduled earnings conference call on March 2nd, 2015 at 8:30 a.m. (ET) for full fourth quarter and fiscal year 2014 financial results. Goodbye.